

Shawn Wehan · 1st

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Givsum CEO, Philanthropist, Exec...

Orange County, CA

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Shawn posted · 1w

Taking advice/feedback from investors is an interesting experience as a CEO. Some investors are contrarians in which everything you do is seen through a lens of "you suck Shawn, now get better," others are super positive ...see more

 Invest in Givsum, Inc.: Software that increases a charity's efficiency and helps them raise more money. | Wefunder

My Co-Founders and I have been involved in the charitable space in

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